PMU News Release #10-02
TSX, NYSE Amex Symbol PMU

February 11, 2010

NYSE Amex Accepts Pacific Rim Mining’s Compliance Plan

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) received notice of acceptance by the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) of the Company’s listing compliance plan (the “Plan”). The Plan was submitted to the NYSE Amex in response to notification from the Exchange in late November, 2009 of the Company’s non-compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having stockholders’ equity of less than $6,000,000 at July 31, 2009, while sustaining losses from continuing operations and net losses in its five most recent fiscal years.

With the Exchange’s acceptance of the Plan, the Company’s NYSE Amex listing is expected to continue during the Plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the Plan and conditions of NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the Plan period, or if the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings.

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with the Exchange’s continued listing standards while the Plan period is in effect. The Company’s common shares also continue to be listed on the Toronto Stock Exchange (“TSX”) in Canada under the symbol “PMU”.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the assessment by the Exchange that adequate progress is being made in achievement of the Plan; the ability of the Company to comply with NYSE Amex listing maintenance standards in the future; and the ongoing listing of the Company on the Exchange. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Readers are urged to thoroughly review the Company’s Risks and Uncertainties as outlined in its 2009 Annual Report.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com